June 6, 2007


Mail-Stop 4561

Mr. John W. Combs
Chairman, President and Chief Executive Officer
ShoreTel, Inc.
960 Stewart Drive
Sunnyvale, CA 94085


Re:	ShoreTel, Inc.
	Amendment No. 2 to Form S-1
	Filed May 25, 2007
	File No. 333-140630

Dear Mr. Combs:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
Post-Contractual Support, page 48
1. We note your response to prior comment 4. Based on your disclosure, please confirm to us that you deferred the revenue related to the few instances in which you created a specified upgrade or enhancement rights. If not, tell us and disclose how you determined that these instances had and will not have a material impact to your results of operations or financial statements.





Valuation of Common Stock, page 51
2. We note you response to prior comment 6. You disclose that the "change in value between the valuation dates was essentially on a straight-line basis." The deemed fair value of the common stock should be based on the fair value and the straight-line interpolations of the enterprise value between the valuation dates is not appropriate. Please revise or advise.

Note 1. Product Revenue, page F-9
Note 1. Post-Contractual Support, page F-9
3. We note your response to prior comment 12 and 14. Please tell us in more detail the factors you considered in concluding that you do
"not have situations in which you have established fair value for all delivered elements in a bundled arrangement." In this regard, please tell us the following:

* We understand that you have established VSOE of fair value for PCS, training and installation services. We also understand that VSOE of fair value for the PCS is based on a percentage of the established product list price. Please confirm to us that the percentage is fixed based on each product and for each term of PCS. If not, tell us how the percentage is determined and why it is different for each product and each term of PCS. Confirm to us that the established product list price is standard for all resellers and not adjusted based on the reseller. Also, tell us how you determined the VSOE of fair value for the training and installation services.

* How you derive the VSOE of fair value for PCS in the initial bundled arrangement from PCS renewal amounts which are offered in one, three and five year terms. Citing typical terms in an arrangement, please provide us with hypothetical calculations of how you allocate a portion of the consideration received to undelivered
PCS based on your approach.

* Why the established product list price is not considered the VSOE of fair value for the delivered elements.

* How you considered the limited sales of products in concluding that you have no established VSOE of fair value for the delivered elements.

* We note that the actual prices given to resellers depend on their volume and customer satisfaction metrics, including your strategic considerations. Tell us your consideration of the appropriateness of stratifying these resellers based on similar prices and customers in determining the VSOE of fair value for the delivered elements, products.

4. We note your response to prior comment 13 and have the following comments.

* We understand that your channel partners receive reimbursements for
cooperative marketing costs meeting specified criteria.   Please
tell
us in detail the specified criteria that must be met. Also, tell us whether the reimbursements are limited to specific advertising, trade shows and other related sales and marketing activities. If so, tell us the terms of the reimbursements for these activities.

* Please tell us how you are able to determine and identify the benefit that you received as a result of your channel partners` advertising, trade shows and other related sales and marketing activities.

* Please tell us how you concluded that the fair value of the benefit is equal to 50% of the sales and marketing costs incurred by your channel partners.

1997 Stock Option Plan, page 87
5. This section states that there are 31,244,685 options outstanding at 3/31/07. We note that on page 95, in the second bullet, that there are 32,494,685 options outstanding. Please reconcile or advise.

Exhibits
6. Please file your legal opinion in the next pre-effective
amendment.
*			*			*			*
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Kathryn Jacobson at (202) 551-3365 or Dean Suehiro at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Michael
Clampitt at (202) 551-3434 or me at (202) 551-3418 with any other questions.

							Sincerely,



							William Friar
							Senior Financial Analyst
							Financial Services Group


CC:	Jeffrey Vetter, Esq.
	Fenwick & West LLP
	Silicon Valley Center
	801 California Street
	Mountain View, CA 94041
	Phone (650) 988-8500
	Facsimile (650) 938-5200

Mr. John  W. Combs
ShoreTel, Inc.


Mr. John W. Combs
ShoreTel, Inc.
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